Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA GRENTECH FILES ANNUAL REPORT ON FORM 20-F
AND ANNOUNCES REASSESSMENT OF GOODWILL IMPAIRMENT FOR 2008
Upward Revision of Second Quarter of 2009 Revenue Guidance to RMB400 Million to RMB420 Million,
Representing a Year-over-Year Increase of 114 % to 125%
Filing of Annual Report on Form 20-F for the Year Ended December 31, 2008
SHENZHEN, PRC — June 30, 2009 — China GrenTech Corporation Limited (“China GrenTech” or the “Company”) (NASDAQ: GRRF), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2008 with the U.S. Securities and Exchange Commission and has posted this document on its investor relations website at http://www.grentech.com.cn/en/Annual_Reports.asp. China GrenTech will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2008, which contains its audited financial statements, free of charge to holders of its ordinary shares and American depositary shares (“ADSs”) upon request. Requests should be directed to Investor Relations at China GrenTech Corporation Limited, 15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China (attention: Kent Lo), or by email to investor@powercn.com.
Reassessment of Goodwill Impairment for 2008
The Company also announced today that it is making certain adjustments to its consolidated statements of operations for the quarter and year ended December 31, 2008 and consolidated balance sheet as of December 31, 2008, which were previously announced by the Company on April 14, 2009, as well as to its consolidated balance sheet as of March 31, 2009, which was previously announced by the Company on May 14, 2009. The foregoing announced financial results were unaudited. Following the publication of those results, China GrenTech reassessed the valuation of its goodwill associated with the acquisition of Shenzhen Kaige Communication Technology Co., Ltd. in 2007 in the course of the completion of its audited consolidated financial statements for the year ended December 31, 2008 and determined to recognize an impairment of goodwill of RMB27.6 million (US$4.0 million). This non-cash impairment charge resulted from the Company’s determination that the relatively low market value of the Company’s ADSs at the end of 2008, resulting from the economic slowdown in China and globally and other factors, was other than temporary and, accordingly, an impairment charge had become necessary under Statement of Financial Accounting Standards No. 142.
The effect of the impairment charge on China GrenTech’s fiscal year 2008 consolidated statement of operations is to increase operating loss from RMB102.5 million (US$15.0 million) to RMB130.1 million (US$19.1 million), increase net loss from RMB118.8 million (US$17.4 million) to RMB146.4 million (US$21.5 million) and increase diluted loss per ADS from RMB4.87 (US$0.71) to RMB6.00 (US$0.88). The effect of the impairment charge on China GrenTech’s fourth quarter 2008 consolidated statement of operations is to increase operating loss from RMB63.9 million (US$9.4 million) to RMB91.5 million (US$13.4 million), increase net loss from RMB51.8 million (US$7.6 million) to RMB79.4 million (US$11.6 million) and increase diluted loss per ADS from RMB2.14 (US$0.31) to RMB3.28 (US$0.48). Total assets and total shareholders’ equity in the Company’s consolidated balance sheet as of December 31, 2008 and as of March 31, 2009 were correspondingly reduced by the amount of goodwill impairment. As a result of the foregoing, investors are cautioned not to rely on the financial information included in the Company’s press release dated April 14, 2009 or on the consolidated balance sheet as of March 31, 2009 contained in the Company’s press release dated May 14, 2009. The foregoing adjustments with respect to 2008 are reflected in the Company’s audited consolidated financial statements included in its annual report on Form 20-F for the year ended December 31, 2008.

The effect of the reassessment is also set out as follows:
Company Statement of Operations
Year Ended December 31, 2008
(RMB and US$ expressed in thousands, except share data)

	As Published		Adjustment		As Adjusted
	RMB	US$	RMB	US$	RMB	US$
Impairment of goodwill	—	—	(27,589)	(4,044)	(27,589)	(4,044)
Total operating expenses	(335,784)	(49,216)	(27,589)	(4,044)	(363,373)	(53,260)
Operating loss	(102,494)	(15,022)	(27,589)	(4,044)	(130,083)	(19,066)
Net loss	(118,778)	(17,410)	(27,589)	(4,044)	(146,367)	(21,454)
Net loss available to ordinary shareholders	(118,778)	(17,410)	(27,589)	(4,044)	(146,367)	(21,454)
Net loss per share:
- Basic	(0.19)	(0.03)	(0.05)	(0.01)	(0.24)	(0.04)
- Diluted	(0.19)	(0.03)	(0.05)	(0.01)	(0.24)	(0.04)
Net loss per ADS:
- Basic	(4.87)	(0.71)	(1.13)	(0.17)	(6.00)	(0.88)
- Diluted	(4.87)	(0.71)	(1.13)	(0.17)	(6.00)	(0.88)
Company Statement of Operations
Fourth Quarter Ended December 31, 2008
(RMB and US$ expressed in thousands, except share data)

	As Published		Adjustment		As Adjusted
	RMB	US$	RMB	US$	RMB	US$
Impairment of goodwill	—	—	(27,589)	(4,044)	(27,589)	(4,044)
Total operating expenses	(150,300)	(22,030)	(27,589)	(4,044)	(177,889)	(26,074)
Operating loss	(63,947)	(9,373)	(27,589)	(4,044)	(91,536)	(13,417)
Net loss	(51,775)	(7,588)	(27,589)	(4,044)	(79,364)	(11,632)
Net loss available to ordinary shareholders	(51,775)	(7,588)	(27,589)	(4,044)	(79,364)	(11,632)
Net loss per share:
- Basic	(0.09)	(0.01)	(0.04)	(0.01)	(0.13)	(0.02)
- Diluted	(0.09)	(0.01)	(0.04)	(0.01)	(0.13)	(0.02)
Net loss per ADS:
- Basic	(2.14)	(0.31)	(1.14)	(0.17)	(3.28)	(0.48)
- Diluted	(2.14)	(0.31)	(1.14)	(0.17)	(3.28)	(0.48)
It should be noted that the above-referenced goodwill impairment had no effect on China GrenTech’s revenues or cost of revenues or other operating expenses in its consolidated statements of operations or on its cash flows.

Upward Revision of Second Quarter of 2009 Revenue Guidance
As sales orders continue to exceed the Company’s internal estimation due to increasing investment in network expansion by the telecommunication operators, management has revised its revenue guidance for the second quarter of 2009 from the range of RMB340 million to RMB380 million, representing a year-over-year increase of 83% to 104%, to the range of RMB400 million to RMB420 million, representing a year-over-year increase of 114% to 125%, to better reflect the current business prospects and performance.
Commenting on these announcements, Mr. Yingjie Gao, Chairman and Chief Executive Officer, said, “As we were working with our independent auditors to complete our fiscal year 2008 audit, we reassessed our goodwill and determined that this non-cash impairment charge was appropriate. This is a one-time adjustment, and it will not impact the Company’s 2009 business and operational performance and future profitability.
We believe that the Company’s fundamentals remain strong as we continue to leverage on our competitive position to capture the ongoing large-scale wireless network construction opportunities and enhance our operational efficiency to optimize our financial performance. The upward revision of our second quarter 2009 revenue guidance is a strong testament to the significant growth prospects of our industry as whole and of our Company in particular. Again, we reiterate our strong commitment to increasing shareholder value and are confident in the long-terms prospects of our industry.”
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

Forward-Looking Statements
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the Company’s internal controls over financial reporting may not be sufficient to ensure that the Company’s financial results are reported accurately and in a timely manner; the risk that the Company may need to make other adjustments and restatements to previously announced financial results for whatever reason; the risk that the telecommunication operators will not continue their investment in wireless coverage expansion at current levels or at all and that the Company might not benefit from such investment due to competition in the industry or other factors; and other risks outlined in China GrenTech’s filings with the SEC. China GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 2650 3007	+1 212 889 4350
investor@powercn.com	GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@taylor-rafferty.com	GrenTech@taylor-rafferty.com

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